SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)(1)

                            EXCEL LEGACY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    300665106
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 18, 2001
             (Date of Event Which Requires Filing of this Statement)

      If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 5 pages)

------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300665106              SCHEDULE 13D/A                PAGE 1 OF 4 PAGES


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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Price Group LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         No Funds Involved - OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            0 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY
                                            0 (see Item 5)
          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            0 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH
                                            0 (see Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0% (see Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         OO - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP NO. 300665106              SCHEDULE 13D/A                PAGE 3 OF 4 PAGES


            This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share, of Excel Legacy Corporation ("Common Stock"), a Delaware corporation ("Legacy"), and amends the Schedule 13D filed by The Price Group LLC, a California limited liability company ("Price Group"), with the Securities and Exchange Commission (the "SEC") on March 30, 2001.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to include the following information:

      On September 18, 2001, pursuant to the terms of the Merger Agreement, Legacy merged with and into a wholly owned subsidiary of Enterprises (the "Merger"), and Enterprises changed its corporate name to Price Legacy Corporation ("Price Legacy"). Pursuant to the terms of the Merger Agreement, each share of Common Stock was converted during the Merger into
      0.6667 of a share of the common stock, par value $0.0001 per share, of Price Legacy ("Price Legacy Common Stock").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

     (a)-(c) On September 18, 2001, in connection with the Merger and pursuant to the terms of the Merger Agreement, the 5,250,000 shares of Common Stock beneficially owned by Price Group were converted into 3,500,175 of Price Legacy Common Stock. As a result thereof, Price Group ceased to beneficially own any shares of Common Stock.

                  Prior to September 18, 2001, Mr. McGrory held options to acquire 10,000 shares of Common Stock. On September 18, 2001, in connection with the Merger and pursuant to the terms of the Merger Agreement, such options were converted into options to acquire 10,000 shares of Price Legacy Common Stock. As a result thereof, Mr. McGrory ceased to beneficially own any shares of Common Stock.

         (d)      Not applicable.

         (e)      September 18, 2001.


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CUSIP NO. 300665106              SCHEDULE 13D/A                PAGE 4 OF 4 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:    September 28, 2001

                                        THE PRICE GROUP LLC


                                        /s/ James F. Cahill
                                        --------------------------------------
                                        By: James F. Cahill
                                        Title: Manager